198 Davenport Road Toronto, Ontario, Canada, M5R 1J2

November 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Purcell
Division of Corporation Finance
Office of Energy and Transportation

Re:	Brazil Potash Corp.
Registration Statement on Form F-1
File No. 333-281663

Withdrawal of Request for Acceleration of Effectiveness

Dear Mr. Purcell:

Reference is made to our letter, filed as correspondence via EDGAR on November 20, 2024, in which Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Registrant”), submitted a request for acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”). The Registrant hereby formally withdraw its previous request for acceleration.

If you have any questions regarding the foregoing, please contact our counsel at Greenberg Traurig, LLP, William Wong at (415) 655-1280.

Sincerely,

Brazil Potash Corp.

By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer

cc:	Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.
Rebecca G. DiStefano, Esq., Greenberg Traurig, P.A
William Wong, Esq., Greenberg Traurig, P.A